UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Note Purchase Agreement

On October 14, 2025, Tantech Holdings Ltd (the “Company”) entered into a note purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), pursuant to which the Company issued and sold to Streeterville a promissory note in the original principal amount of $3,230,000.00 (the “Note”) for $3,000,000.00 in gross proceeds. The transaction closed on October 14, 2025. The Company will use the net proceeds from the offering of the Note for working capital and general business purposes.

The Purchase Agreement

Pursuant to the terms of the Purchase Agreement, until all of the Company’s obligations under the Note and other transaction documents are paid and performed in full, the Company shall comply with certain covenants, including but not limited to: (i) compliance with its filing and other requirements under the Securities Exchange Act of 1934, as amended, (ii) maintaining the Company’s listing on NASDAQ or New York Stock Exchange, and (iii) refraining from making any Restricted Issuances (as defined in the Purchase Agreement and described below) without the Streeterville’s prior written consent, which consent may be granted or withheld in Streeterville’s sole discretion.

Restricted Issuances include, subject to certain limited exceptions, the incurrence or guaranty of any debt obligations other than trade payables in the ordinary course of business, the issuance of any convertible securities in which the number of shares that may be issued pursuant to a conversion right, or the conversion price, varies with the market price of the Company’s common shares, the issuance of any securities with reset provisions and the issuance of any securities in connection with Section 3(a)(9) exchange, a Section 3(a)(10) settlement, or any other similar settlement or exchange.

Pursuant to the Purchase Agreement, until the Note is paid in full, subject to certain limited exceptions, Streeterville has the right to participate in up to 30% of any of the Company’s convertible debt financings and, in the event a breach of such obligations by the Company, is entitle to receive, as liquidated damages, an amount equal to 20% of the investment amount Streeterville would be entitled to under such participation right.

The Note

The Note bears interest at a rate of 7% per annum and has a term of twelve (12) months after Streeterville delivers the purchase price of the Note (the “Purchase Price Date”). The Note carries an original issue discount of $210,000.00 and includes $20,000.00 for Streeterville’s legal fees, accounting costs, and other transaction expenses in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. Commencing six months from the Purchase Price Date until the Note is paid in full, Streeterville has the right to redeem up to $750,000.00 of the outstanding balance per calendar month. The Company must pay the redeemed amount in cash within three (3) trading days of receiving a redemption notice.

Pursuant to the terms of the Note, upon the occurrence of a Trigger Event (as defined in the Note), Streeterville may increase the balance of the Note by 10% for each Major Trigger Event (as defined in the Note) and 5% for each Minor Trigger Event (as defined in the Note), with an aggregate of 25% as the maximum increase in the outstanding balance. If the Company fails to cure a Trigger Event within 10 trading days after receipt of written notice, Streeterville may elect to notify the Company that the Trigger Event become an Event of Default. Upon the occurrence of an Event of Default, Streeterville may accelerate the Note, with the outstanding balance becoming immediately due and payable in cash, and raise interest on the outstanding balance of the Note to accrue at a rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law. Certain Trigger Events, such as bankruptcy or insolvency, automatically result in an Event of Default and the outstanding balance becomes immediately and automatically due and payable in cash.

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The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2.

Exchange Agreements

On October 2 through October 15, 2025, the Company entered into five exchange agreements with Streeterville. Pursuant to each agreement, the parties agreed to partition a new promissory note (each, a “New Note”) from the promissory note the Company issued to Streeterville on August 1, 2024, in the original principal amount of $2,160,000.00 (the “August 2024 Note”), and exchange each partitioned New Note for the Company’s common shares.

Pursuant to the agreements, the Company exchanged: (i) a partitioned New Note in the principal amount of $100,000.00 for the issuance of 71,225 common shares on October 3, 2025, (ii) a New Note in the principal amount of $100,000.00 for 70,224 common shares on October 10, 2025, (iii) a New Note in the principal amount of $105,000.00 for 73,735 common shares on October 9, 2025, (iv) a New Note in the principal amount of $110,000.00 for 74,728 common shares on October 10, 2025, and (v) a New Note in the principal amount of $105,000.00 for 75,431 common shares on October 16, 2025.

The issuances of the above-referenced common shares of the Company were pursuant to the exemption from the registration requirements afforded by Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing descriptions of the exchange agreements are summaries of certain material terms of such agreements and are qualified in their entirety by reference to the exchange agreements, which are in the form of or substantially similar to the exchange agreement dated October 15, 2025, attached hereto as Exhibit 10.3.

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EXHIBIT INDEX

Exhibits No.	Description
10.1	Note Purchase Agreement with Streeterville Capital, LLC, dated October 14, 2025
10.2	Promissory Note, dated October 14, 2025
10.3	Exchange Agreement with Streeterville Capital, LLC, dated October 15, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: October 17, 2025	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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